FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Phase I clinical trial initiated for monoclonal antibody combination for the prevention and treatment of COVID-19

25 August 2020 07:00 BST

Phase I clinical trial initiated for monoclonal antibody combination for the prevention and treatment of COVID-19

First participants dosed in trial of AZD7442 to assess safety, tolerability and pharmacokinetics of the combination

The first participants have been dosed in a Phase I trial of AZD7442, a combination of two monoclonal antibodies (mAbs) in development for the prevention and treatment of COVID-19.

The trial, called NCT04507256, will evaluate the safety, tolerability and pharmacokinetics of AZD7442.1 The trial will include up to 48 healthy participants in the UK aged 18 to 55 years and is funded by the Defense Advanced Research Projects Agency (DARPA), part of the US Department of Defense, and the Biomedical Advanced Research and Development Authority (BARDA), part of the Office of the Assistant Secretary for Preparedness and Response at the US Department of Health and Human Services.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "This trial is an important milestone in the development of our monoclonal antibody combination to prevent or treat COVID-19. This combination of antibodies, coupled to our proprietary half-life extension technology, has the potential to improve both the effectiveness and durability of use in addition to reducing the likelihood of viral resistance."

Should AZD7442 prove to be tolerated and have a favourable safety profile in the trial, AstraZeneca will progress it into larger late-stage Phase II and Phase III trials to evaluate its efficacy as a potential preventative and treatment approach against COVID-19.

Synthesised in the laboratory, mAbs aim to mimic natural antibodies. The treatment has the potential to be given as a preventative option for people exposed to the virus, and to treat and prevent disease progression in patients already infected by the virus.

AZD7442
AZD7442 is a combination of two mAbs derived from convalescent patients with SARS-CoV-2 infection. Discovered by Vanderbilt University Medical Center and licensed to AstraZeneca in June 2020, the mAbs were optimised by AstraZeneca with half-life extension and reduced Fc receptor binding. The half-life extended mAbs should afford at least six months of protection from COVID-19.2-5 In a recent Nature publication, the mAbs were shown preclinically to block the binding of the SARS-CoV-2 virus to host cells and protect against infection in cell and animal models of disease.6

NCT04507256
NCT04507256 is a Phase I, first time in human, randomised, double-blind, placebo-controlled, and dose escalation study that aims to evaluate the safety, tolerability and pharmacokinetics of AZD7442 in healthy participants.1 Data readout is anticipated in the second half of 2020.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. ClinicalTrials.gov. NCT04507256. https://clinicaltrials.gov/ct2/show/NCT04507256?term=NCT04507256&draw=2&rank=1
2. Robbie, G.J., et al., A novel investigational Fc-modified humanized monoclonal antibody, motavizumab-YTE, has an extended half-life in healthy adults. Antimicrob Agents Chemother, 2013. 57(12): p. 6147-53.
3. Griffin, M.P., et al., Safety, Tolerability, and Pharmacokinetics of MEDI8897, the Respiratory Syncytial Virus Prefusion F-Targeting Monoclonal Antibody with an Extended Half-Life, in Healthy Adults. Antimicrob Agents Chemother, 2017. 61(3).
4. Yu, X.Q., et al., Safety, Tolerability, and Pharmacokinetics of MEDI4893, an Investigational, Extended-Half-Life, Anti-Staphylococcus aureus Alpha-Toxin Human Monoclonal Antibody, in Healthy Adults. Antimicrob Agents Chemother, 2017. 61(1).
5. Domachowske, J.B., et al., Safety, Tolerability and Pharmacokinetics of MEDI8897, an Extended Half-life Single-dose Respiratory Syncytial Virus Prefusion F-targeting Monoclonal Antibody Administered as a Single Dose to Healthy Preterm Infants. Pediatr Infect Dis J, 2018. 37(9): p. 886-892.
6. Zost SJ et al. Potently neutralizing human antibodies that block SARS-CoV-2 receptor binding and protect animals. Nature. 2020. DOI: 10.1038/s41586-020-2548-6

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 August 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary